February 16, 2011

Re:	Hunt for Travel, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed February 1, 2011
File No. 333-169802

Dear Mr. Stickel,

We represent Hunt for Travel, Inc., (the “Company,” “we,” “us,” or “our”). By letter dated February 15, 2011 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1 filed on February 1, 2011. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the questions are listed below, followed by the Company’s response.

Business Development, page 10

1.
Please reconcile your disclosure on page 1 that you estimate that it will require no more than $30,000 to complete your plan of operation with your disclosure on pages 9 to 10 that seems to indicate that it will cost between $35,500 to $36,000 to complete your plan of operation or advise.

Response: The disclosure on page 1 has been revised to state the company will need approximately 36,000 to complete its plan of operation.

2.
Please clarify what you mean by “these activities” can be accomplished for $7,500 in the second to the last sentence in the second paragraph of this section.  To the extent that you are referring to advertising in magazines, estimated to cost $5,000 on page 10, and attending wedding and cruise shows, estimated to cost $2,000 on page 10, please reconcile.

Response: The disclosure has been revised to state “marketing and advertising efforts.”

3.
We note your response to our prior comment 4 and reissue in part.  To the extent practicable, please provide an estimate of the “minimal commissions” you plan to charge prior to April 1, 2011.  In addition, please provide an estimate of the commissions you will receive from operators that “pay [you] a commission directly.”

Response: We have added disclosure indicating our minimal commissions.

Other

4.
Please update the financial statements to comply with Rule 8-08 of Regulation S-X.  It appears that you should now present interim financial statements as of and for the three and six months ended December 31, 2010.

Response: Updated financial statements have been included in the amended filing.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/Gregg E. Jaclin
      Gregg E. Jaclin